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3/5

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

13013080

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47758

SEC Mail Processing Section
RECEIVED
FEB 28 2013
Wash., DC

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advisors Clearing Network, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 North Fair Oaks Avenue
(No. and Street)

Pasadena	CA	91103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Wetmore — (626) 744-2587
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, 5th Floor	Beverly Hills	CA	90210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accoun must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

EM
3/8/13

OATH OR AFFIRMATION

I, Roger Loar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advisors Clearing Network, Inc., as of December 31, 2(12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public
2/25/13

SALAH A. ELTANTAWI
COMM. # 1908424
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES OCT. 16, 2014

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous aud
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVISORS CLEARING NETWORK, INC.
(A Wholly Owned Subsidiary of Vertical Management Systems, Inc.)

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

ADVISORS CLEARING NETWORK, INC.
(A Wholly Owned Subsidiary of Vertical Management Systems, Inc.)
CONTENTS

Certified
Public
Accountants

Rothstein Kass
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Boston
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Advisors Clearing Network, Inc.

We have audited the accompanying statement of financial condition of Advisors Clearing Network, Inc. (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Advisors Clearing Network, Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Beverly Hills, California
February 26, 2013

ADVISORS CLEARING NETWORK, INC.
(A Wholly Owned Subsidiary of Vertical Management Systems, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash and cash equivalents	$	321,781
Cash segregated under federal regulations		274,894
Deposit with clearing organization		277,168
Accounts receivable		93,707
Prepaid expenses		16,218
	$	983,768
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Payable to customers	$	254,894
Due to correspondents		181,174
Accounts payable and accrued expenses		35,548
Total liabilities		471,616
Stockholder's equity		
Common stock, $0.01 par value, authorized, issued, and outstanding 1,000 shares		10
Additional paid-in capital		821,057
Accumulated deficit		(308,915)
Total stockholder's equity		512,152
	$	983,768

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

Advisors Clearing Network, Inc. (the "Company") was incorporated in the State of Delaware on September 15, 1994, under the name Life Cycle Mutual Fund Distributors. On April 17, 2003, the Company changed its name to Advisors Clearing Network, Inc. The Company is a registered broker-dealer of securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly owned subsidiary of Vertical Management Systems, Inc. (the "Parent").

The Company's primary business is providing a technology platform for information reporting and commission collecting between broker-dealers and mutual fund companies.

Basis of Presentation

The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

This financial statement was approved by management and available for issuance on February 26, 2013. Subsequent events have been evaluated through this date.

Cash Equivalents

Cash equivalents include highly liquid investments, such as money market funds, with original maturities of three months or less.

Accounts Receivable

Accounts receivable are stated at face value with no allowance for doubtful accounts. On a periodic basis the company evaluates its accounts receivable based on a history of past write-offs and collections and current credit conditions. An allowance for doubtful accounts is not considered necessary because probable uncollectible amounts are immaterial.

Revenue Recognition from Customers' Securities Transactions

The Company recognizes fee income related to customers' securities transactions on a settlement date basis. GAAP requires the recognition of such income on customers' securities transactions on a trade date basis; however there is no material difference in fee income between trade and settlement dates.

Treatment of Mutual Fund Commissions for Correspondents

The Company receives commissions on behalf of its correspondent broker-dealers from mutual fund companies, which are subsequently paid to those correspondents. The Company charges the correspondent a fee for the collection and dissemination of commissions and the related data. The Company records as revenues only the fees charged to the correspondents while the commissions collected are recorded as Due to Correspondents on the Company's statement of financial condition.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statement only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2009. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statement in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

2. Cash segregated under federal regulations

Cash of $274,894 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

3. Deposit with clearing organization

The Company is a mutual fund self-clearing broker-dealer and a member of the National Securities Clearing Corporation ("NSCC"). As part of its membership, the Company maintains a clearing deposit of $20,000 with the NSCC.

4. Income taxes

The provision for income taxes consists of the following:

Current tax (benefit)		
Federal	$	-
State		800
		800
Deferred tax (benefit)		
Federal		4,461
State		2,700
	$	7,161
Change in valuation allowance		(7,161)
		-
Provision for income taxes	$	800

The tax effects of the temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities are as follows:

Federal net operating loss	$	26,679
State net operating loss		12,139
Deferred tax assets before valuation allowance		38,818
Valuation allowance		(38,818)
Net deferred tax assets	$	-

4. Income taxes (continued)

The Company has net operating loss ("NOL") carry-forwards that can be utilized to offset future income for federal and state tax purposes. These NOL's generate a deferred income tax asset. However, the Company has recorded a valuation allowance against this deferred income tax asset as it has been determined that it is more likely than not that the NOL's will not be fully utilized. Should the assumptions regarding the utilization of these NOL's change, the Company may reduce some or all of this valuation allowance, which would result in the recording of a deferred income tax benefit. As of December 31, 2012, the Company has Federal and state operating loss carry forwards of approximately $178,000 and $137,000, respectively, which expire through 2026.

5. Concentrations of revenue and credit risk

During the year ended December 31, 2012, one customer accounted for 63% of the Company's total fee income. The Company's Parent accounted for all consulting services income for year ended December 31, 2012 (see Note 6).

The Company is engaged in brokerage activities in which counter-parties primarily include mutual fund companies, other broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company maintains several bank accounts at financial institutions. The accounts are insured either by the Federal Deposit Insurance Corporation ("FDIC"), up to $250,000, or SIPC, up to $500,000. At times during the year ended December 31, 2012, cash balances held in financial institutions were in excess of the FDIC and SIPC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions that are financially stable.

6. Related party transactions

The Company shares office space, personnel, and furniture and equipment with the Parent. The Company has an expense sharing agreement with the Parent, whereby the Parent pays certain operating expenses and various equipment costs that benefit the Company. During the year ended December 31, 2012, the Company paid $10,354 to the Parent under this arrangement.

The Company also paid the Parent $5,847 during the year ended December 31, 2012 for service bureau fees associated with processing data for the Company's clients.

In addition, the Parent paid the Company $158,750 during the year ended December 31, 2012 for consulting services the Company provided to the Parent in developing its 401(k) plan record-keeping system.

On June 15, 2011, a Custody Services Agreement (the "Agreement") was formed between the Company and an affiliated company, Retirement Revolution, LLC ("Revolution"), a 401(k) record-keeping company. Per the Agreement, the Company will execute and clear transactions in shares of mutual fund companies and carry any resulting positions for Revolution's 401(k) clients. The Company receives custodial fees for those customers. During the year ended December 31, 2012, the Company received $1,764 from Revolution.

6. Related party transactions (continued)

The existence of common control could result in operating results or financial position of the Company to be significantly different from those that would have been obtained if the entities were autonomous. The sole member has agreed to provide capital contributions to the Company as necessary for it to continue as a going concern and to maintain compliance with minimum net capital requirements.

7. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was $402,153, which was $152,153 in excess of its minimum requirement of $250,000.